Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES UPDATES THAT PRODUCTION HAS RESUMED AT THE SAN JOSÉ
MINE

TORONTO, ONTARIO – October 20, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to inform that it has been advised by Minera Santa Cruz (“MSC”) that production has resumed at the San José mine in Argentina.

The San José Mine is operated by MSC and Hochschild Mining plc.  As the mine operator, all labour relations are managed by MSC.  Minera Andes supports the efforts of MSC in resolving these on-going issues and improving labour relations.

MSC has advised Minera Andes that although this recent stoppage has been resolved, it is possible that additional temporary/minor work stoppages could occur in the future.  Minera Andes will disclose any future material work stoppages at the San José mine and will inform the market as the various underlying labour issues are resolved.  Information about the daily status of work at the San José mine and any temporary/minor work stoppages at the San José mine will be available on our website – www.minandes.com.

In other news, Minera Andes has been informed by MSC that the information provided by MSC in respect of the number of net ounces of gold and silver sold by MSC in the three month period ending September 30, 2009 and included in Minera Andes’ news release dated October 7, 2009 was incorrect.  The correct amount of net ounces sold by MSC is 1,535,973 for silver and 24,679 for gold.

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina. It has three significant assets: One, a 49% interest in Minera Santa Cruz SA which owns the San José Mine which is one of the world’s largest primary silver producers; two, a 100% earned-in interest in the big Los Azules copper deposit; and three, a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina. The company is formulating plans for drilling on these properties in the upcoming drill season in Argentina.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

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For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.

Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information
Minera Santa Cruz S.A., the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results and operational updates from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information, including those related to the resumption of operations and resolution of on-going labour issues at the San José Mine.  These forward-looking statements and information expressed, as at the date of this press release, including the corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, labour relations, and uncertainty as to calculation of mineral reserves and other risks. This press release contains reference to third-party information contained on, or linked to from, the Corporation’s website. No warranty is made as to the accuracy, timeliness, or translation of such information. The Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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